GLYTCH GEAR, INC.
FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED MARCH 3, 2021
INDEX TO FINANCIAL STATEMENTS



dbb_mckennon_

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

Independent Auditors' Report

To the shareholders and the board of directors of Glytch Gear, Inc.

We have audited the accompanying financial statements of Glytch Gear, Inc. (the "Company"), which comprise the balance sheet as of March 3, 2021 and the statements of operations and stockholders' deficit, and cash flows for the period from March 3, 2021 ("Inception") to March 3, 2021, and the related notes to the financial statements (collectively referred to as "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glytch Gear, Inc. as of March 3, 2021 and for the period from Inception to March 3, 2021 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has yet to commence its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

dbb_mckennon_
San Diego, CA
June 18, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280 **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

GLYTCH GEAR, INC
BALANCE SHEET

	As of March 3, 2021
Assets-	
Cash and cash equivalents	$ -
Total assets	$ -
Liabilities and Stockholders' Deficit:	
Current liabilities-	
Account payable	$ -
Total liabilities	-
Commitments and contingencies	
Stockholders' Deficit:	
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; no shares issued and outstanding	-
Common stock, $0.0001 par value; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000
Additional paid-in capital	99,000
Subscription receivable	(100,000)
Accumulated deficit	-
Total stockholders' deficit	-
Total liabilities and stockholders' deficit	$ -

GLYTCH GEAR, INC
STATEMENT OF OPERATIONS

	For the Period Ended March 3, 2021
Revenue, net	$ -
Cost of revenues	-
Gross profit	-
Operating expenses:	
General and administrative expenses	-
Total operating expenses	-
Income from operations	-
Other income (expense):	
Other income (expense)	-
Total other income (expense)	-
Net income	$ -

GLYTCH GEAR, INC
STATEMENT OF STOCKHOLDERS' DEFICIT

| | Preferred Stock | | Common Stock | | Additional | Subsrcription | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Deficit
Balance, March 3, 2021 - Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders shares	-	-	10,000,000	1,000	99,000	(100,000)	-	-
Net income	-	-	-	-	-		-	-
Balance, March 3, 2021	-	$ -	10,000,000	$ 1,000	$ 99,000	$ (100,000)	$ -	$ -

See accompanying notes to the financial statements.

GLYTCH GEAR, INC
STATEMENT OF CASH FLOWS

	For the Period Ended March 3, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Changes in operating assets and liabilities:	
Net cash provided by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash provided by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net cash provided by financing activities	-
Change in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non-cash investing and financing activities:	
Issuance of founders' shares for subsrciption receivable	$ 100,000

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Glytch Gear, Inc. (the "Company") is a Delaware corporation incorporated on March 3, 2021 ("Inception").

The Company's planned operations consist of the manufacture and sale of a collapsible esports gaming tables.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Also see Note 3.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation ("FDIC") insurance premiums. The Company has never experienced any losses related to these balances.

Risks and Uncertainties

The Company has a limited operating history and has yet to generate revenues from its planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company currently has limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products and services with an internal sales organization. Developing a marketing and sales force is also time consuming and could delay launch of its future products and services. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. The Company's marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products and services may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance the Company's planned products and services on a timely and cost-effective basis. Further, the Company's products and services must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products and services or enhanced versions of existing products and services. Also, the Company may not be able to adapt new or enhanced products and services to emerging industry standards, and the Company's new products and services may not be favorably received. In addition, the Company may not have the capital resources to further the development of existing and/or new ones.

Cash and Cash Equivalents

The Company classifies its highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations of each investment as of the balance sheet date for each reporting period

Fair Value Measurements

The Company follows FASB ASC 820, Fair *Value Measurements and Disclosures* ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements approximate their fair value because of the immediate or short-term mature of these financial instruments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company is subject to tax in the United States ("U.S.") and will file tax returns in the U.S. Federal jurisdiction and state jurisdictions. The Company has elected a December 31st year end for which a tax return has yet to be filed and thus there are no open periods for tax examination and/or any current examinations.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, codified as Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers, which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company adopted ASC 606 upon Inception.

The Company intends to record revenues when: 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Research and Development

Research and development costs will be expensed as incurred.

New Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, during the period from Inception to March 3, 2021, the Company has not commenced principal operations. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. We have evaluated the conditions or events that raise substantial doubt about the Company's ability as a going concern within one year of issuance of the financial statements.

During the next 12 months, until the Company can generate sufficient revenues to fund operations, the Company intends to fund operations through proceeds received through a debt or equity offering. As noted in Note 6, the Company intends to launch a Regulation Crowdfunding offering to raise up to $5.0 million. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

Litigation

The Company is not party to any pending or threatened litigation.

Significant Contracts

Upon Inception, the Company entered into a memorandum of understanding with its majority shareholder, Glytch, Inc., in which the Company agreed to pay a management fee of 4% of gross revenues in exchange for management services.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred Stock

The Company is authorized to issue 25,000,000 shares of $0.0001 par value preferred stock. See Note 6 for amendment to certificate of incorporation.

Common Stock

The Company is authorized to issue 50,000,000 shares of $0.0001 par value common stock. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

At Inception, the Company issued 10,000,000 shares of common stock to founders of the Company for the transfer of the rights to use the Glytch name as well as a prototype of the Company's product. In addition, founders agreed to provide capital up to $100,000 through the payment of the Company's initial setup, proposed Regulation CF costs, and operations. Thus, the Company recorded a subscription receivable as of March 3, 2021.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist through the issuance date of these financial statements of June 18, 2021 other than those disclosed below.

During March 2021, the Company entered into a listing agreement with a broker-dealer for intermediary and due diligence services. The Company will pay a flat-fee of $25,000 and 1% of the offering proceeds for these services.

During April 2021, the Company entered into an agreement for hosting its planned Regulation CF Offering. Platform hosting fees are $2,500 flat fee, a monthly fee of $125, $15 per investor, and payment processing fees ranging from 2% to 4.5%.

During May 2021, the Company entered into an agreement for marketing consulting services. The term of the agreement is six months and monthly fees are $20,000.

During June 2021, the Company entered into an agreement for transfer agent services. The Company will pay a flat fee of $1,200 and amounts per investment ranging from $10 - $25.

During June 2021, the Company amended its certificate of incorporation to designate 3,000,000 shares of its authorized preferred stock as Series A Preferred stock. The Series A Preferred shares are entitled to an annual noncumulative cash dividend of 5% of the original issue price of the Series A Preferred shares. Holders of Series A Preferred shares vote equally with holders of common stock. The Series A Preferred shares are entitled to a liquidation preference equal to the original issue price per share. The Series A Preferred shares are convertible into common stock. The conversion price is initially the original issue price and is subject to adjustment for stock splits, reclassifications, and dilutive issuances.